SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 20, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on February 20, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: February 20, 2008

Exhibit 99.1

CORPORATE COMMUNICATIONS

PRESS RELEASE	20 February 2008

ING’s 4Q results show strength in challenging environment
•	4th-Quarter underlying net profit up 23.9% to EUR 2,617 million, supported by gains on equities
     —       Underlying profit supported by EUR 1,028 million of gains on ABN Amro and Numico shares in 4Q
     —       Net profit increases 18.1% to EUR 2,482 million, or EUR 1.18 per share
•	Full-year underlying net profit increases 19.4% to EUR 9,172 million
     —      Net profit rises 20.1% to EUR 9,241 million, or EUR 4.32 per share
     —      Annual dividend proposed at EUR 1.48 per share, an increase of 12% from 2006
•	Business profile and risk management shield ING from direct impact of credit and liquidity crisis
     —      EUR 194 million pre-tax losses through P&L on subprime and related issues in 4Q
     —      No impairments on Alt-A RMBS, reflecting high intrinsic credit quality of ING’s portfolio
     —      EUR 751 million negative revaluations on subprime, Alt-A, CDOs through shareholders’ equity in 4Q
     —      Capital position remains strong with ratios well within targets
     —      Tier-1 ratio to increase to 9.9% under Basel II as of 1 January 2008
•	ING shows robust commercial growth, despite more challenging environment
     —      New life insurance sales up 26.8% in 4Q, driven by Central Europe, Asia, the US and Latin America
     —      Volumes in banking continue to grow, with loans and advances to customers up EUR 24.5 billion in 4Q
     —      Embedded value of the life business up 17.1% in 2007 to EUR 32,460 million on new business contribution
Chairman’s Statement
“In 2007 we continued to deliver on our strategic priorities without distraction from the market turmoil,” said Michel Tilmant, Chairman of ING. “We made significant investments to grow organically, we acquired new platforms for growth in developing markets, such as Oyak Bank in Turkey, and we expanded our pension franchise in Latin America. We also embarked on initiatives to improve efficiency, including the transformation of our Retail Banking businesses in the Benelux.”
“Our business profile and solid risk management have helped shield ING from the direct impact of the credit and liquidity crisis. Impairments, markdowns and trading losses through the P&L were limited to EUR 194 million before tax in the fourth quarter. There were no impairments on our Alt-A mortgage-backed securities, reflecting the high intrinsic credit quality of the portfolio. Market circumstances led to negative revaluations of EUR 751 million before tax on subprime and Alt-A RMBS and CDOs through shareholders’ equity in the fourth quarter. ING’s exposure to the riskiest assets is limited, and the RMBS investments we selected have a high level of structural credit protection to absorb significant losses as the US housing crisis deepens.”
“As the economic uncertainty and market volatility have increased, the operating environment has become more challenging. Lower equity markets and revaluations of real estate and private equity have increased volatility in underlying earnings. ING continued to deliver strong commercial growth, as the fundamentals of our business are solid. New life sales increased 26.8% in the fourth quarter, driven by Central Europe, Asia/Pacific, Latin America and record sales of variable annuities in the US. Volumes in banking continued to grow, with loans and advances to customers up EUR 24.5 billion in the fourth quarter.”
“ING’s capital position is strong, particularly after the introduction of Basel II, and ING is entering 2008 in a position of strength. We have sharpened our strategic focus on banking, investments, life insurance and retirement services. We will continue to assess our business portfolio in the context of our ambition to provide retail customers with the products they need to grow savings, manage investments, and prepare for retirement. ING has ample room to fund organic expansion and add-on acquisitions, and we will continue to reinforce our franchise to drive commercial growth. Creating value for shareholders remains paramount, and ING has proven its committment to enhance shareholder returns through an attractive increase in dividends and the ongoing EUR 5.0 billion share buyback.”
Media Relations:
T +31 20 541 5433
Investor Relations:
T +31 20 541 5571
Events:
20 February 2008
60 London Wall, London, UK
Video link from ING House Amsterdam
Webcast via www.ing.com
Analyst Conference:
9:00 GMT / 10:00 CET
Press Conference:
11:30 GMT / 12:30 CET
Analyst Conference Call:
16:00 GMT / 17:00 CET / 11:00 EST
NL: +31 20 796 5332
UK: +44 20 8515 2303
US: +1 303 262 2138
Contents:

ING Group Key Figures	2
Insurance Europe	6
Insurance Americas	7
Insurance Asia/Pacific	8
Wholesale Banking	9
RetailBanking	10
ING Direct	11
Appendices	12

ING GROUP
ING Group: Key Figures

In EUR million	4Q2007	4Q2006	Change	3Q2007	Change	FY 2007	FY 2006	Change

Underlying[1] profit before tax
Insurance Europe	358	632	-43.4%	362	-1.1%	1,840	2,249	-18.2%
Insurance Americas	453	539	-16.0%	480	-5.6%	2,059	1,992	3.4%
Insurance Asia/Pacific	113	140	-19.3%	151	-25.2%	576	621	-7.2%
Corporate line Insurance	896	20		291		1,635	-55

Underlying profit before tax from Insurance	1,819	1,331	36.7%	1,285	41.6%	6,110	4,807	27.1%

Wholesale Banking	591	546	8.2%	404	46.3%	2,399	2,525	-5.0%
Retail Banking	442	444	-0.5%	526	-16.0%	2,062	1,935	6.6%
ING Direct	73	172	-57.6%	120	-39.2%	530	694	-23.6%
Corporate line Banking	45	-14		53		-24	-102

Underlying profit before tax from Banking	1,151	1,148	0.3%	1,103	4.4%	4,967	5,052	-1.7%

Underlying profit before tax	2,970	2,479	19.8%	2,388	24.4%	11,077	9,859	12.4%

Taxation	301	281	7.1%	371	-18.9%	1,638	1,842	-11.1%
Profit before minority interests	2,669	2,198	21.4%	2,017	32.3%	9,439	8,017	17.7%
Minority interests	53	85	-37.6%	72	-26.4%	267	336	-20.5%

Underlying net profit	2,617	2,113	23.9%	1,946	34.5%	9,172	7,681	19.4%

Net gains/losses on divestments	-37	-23		444		407	-85
Net profit from divested units		11				32	96
Special items after tax	-98			-83		-369

Net profit (attributable to shareholders)	2,482	2,101	18.1%	2,306	7.6%	9,241	7,692	20.1%

Earnings per share (in EUR)	1.18	0.98	20.4%	1.08	9.3%	4.32	3.57	21.0%

KEY FIGURES
Net return on equity[2]				23.8%		24.2%	23.5%
Assets under management (end of period)	636,900	600,000	6.2%	637,900	-0.2%	636,900	600,000	6.2%
Total staff (FTEs end of period)	124,634	119,801	4.0%	123,026	1.9%	124,634	119,801	4.0%

[1]	Underlying profit before tax and underlying net profit are non-GAAP measures excluding divestments and special items as specified in Appendix 2

[2]	Year-to-date
ING GROUP
Underlying net profit (EUR million)
Resilience in turbulent market
ING Group continued to deliver resilient results in the fourth quarter, despite the turmoil in credit markets, illustrating the strength of ING’s business profile and solid risk management. The direct impact of the credit crisis remained limited, with EUR 194 million in pre-tax impairments, markdowns and trading losses, including EUR 47 million on subprime RMBS, EUR 36 million on CDOs, EUR 45 million on investments in SIVs and ABCP, and EUR 66 million from monoline insurers. There were no impairments on the US Alt-A portfolio.
The business environment became more challenging, with lower revaluations of real estate and private equity after high positive revaluations on both asset classes through the P&L in 2006. Weaker equity markets impacted results in the US wealth management businesses, and market volatility continued to have a negative impact on hedging results in Japan.
Increased competition for savings is putting some pressure on margins as banks compete for retail balances amid tighter liquidity. Currency fluctuations also had a negative impact of EUR 45 million on underlying net profit.
While these items had a negative impact on the reported profit, the fundamentals of ING’s business proved to be strong. The US insurance business continued to show a strong net inflow of assets under management, despite growing economic uncertainty, bolstered by record sales of variable annuities. Across the Americas and Central Europe, ING recorded double-digit growth in premium income and new life insurance sales. Volumes in Retail Banking and ING Direct continued to grow, despite increased competition for savings, as mortgage production remained strong. Deal flow in Wholesale Banking was robust, with a gradual improvement in margins on

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new lending, while risk costs continued to be well below historical levels.
Underlying net profit increased 23.9% in the fourth quarter to EUR 2,617 million, supported by EUR 1,028 million in gains on the sale of stakes in ABN Amro and Numico, reported under the Corporate Line Insurance. The high tax-exempt gains on equity investments resulted in a reduction in the effective tax rate to 10.1%. Underlying profit before tax rose 19.8%.
Profit before tax from Insurance Europe declined 43.4%, reflecting lower revaluations on real estate and private equity investments in the Netherlands. Profit from Central Europe showed solid growth, despite increased investments in new greenfield businesses. At Insurance Americas, profit before tax declined 16.0%, reflecting a negative swing in equity-related DAC and reserve unlocking, small impairments on investments in subprime RMBS and SIVs, and a negative currency impact. Insurance Asia/Pacific posted a 19.3% decline in underlying profit before tax, reflecting hedging losses in Japan due to market volatility, as well as a EUR 24 million loss on a CDO. Excluding Japan, profit from Asia/Pacific increased 16.7%. Profit from the Corporate Line Insurance rose sharply to EUR 896 million, including the realised capital gains on ABN Amro and Numico.
Wholesale Banking increased 8.2% as the impact of turmoil in credit markets remained limited and results were supported by the release of a large debtor provision. Retail Banking results rose 10.5%, excluding a EUR 44 million capital gain in the fourth quarter of 2006, as commercial growth helped offset continued margin pressure. ING Direct posted a 57.6% decline in underlying profit before tax due to losses related to repositioning the UK business as well as a EUR 29 million impairment on asset-backed commercial paper in Canada. Excluding those items and investments for growth, profit at ING Direct increased 14.9%. The Corporate Line Banking recorded a profit of EUR 45 million, up from a loss of EUR 14 million, reflecting higher income on surplus capital.
Net profit increased 18.1% to EUR 2,482 million, including the impact of divestments and special items. Divestments included a EUR 93 million gain from sale of part of ING’s stake in SulAmerica in Brazil and a EUR 129 million loss on the sale of NRG. Special items were EUR 92 million in restructuring charges at Wholesale Banking and Retail Banking and EUR 6 million in hedge costs from the purchase of Oyak Bank.
Insurance
Underlying profit before tax from insurance increased 36.7% to EUR 1,819 million, including the EUR 1,028 million in gains on the sale of ING’s stakes in ABN Amro and Numico. That impact was partially offset by lower revaluations of private equity and real estate investments, particularly in the Netherlands, compared with historically high revaluation results in 2006.
Gross premium income rose 10.1%, or 17.4% excluding currencies, driven by strong sales of wealth accumulation products in the US, Central Europe and Asia/Pacific. Operating expenses were flat as investments for growth in Central Europe, Asia/Pacific and the Americas were offset by lower expenses in the Netherlands.
Sales momentum of investment-linked products remained strong, especially in Central & Rest of Europe, Asia/Pacific and the US, driving new sales (annual premium equivalent) up 26.8% from the fourth quarter of 2006. The value of new life business (VNB) increased 244%, or 159% excluding the change
Insurance: Key figures

In EUR million	4Q2007	4Q2006	Change

Gross premium income	12,215	11,097	10.1%
Operating expenses	1,405	1,404	0.1%

Underlying profit before tax	1,819	1,331	36.7%

KEY FIGURES LIFE

Underlying profit before tax	1,581	938	68.6%

Expenses/premiums life insurance[1]	14.3%	13.3%
Expenses/AUM investment products[1]	0.76%	0.75%

Single-premium sales	8,221	6,175	33.1%
Annual-premium sales	1,196	974	22.8%
Total new sales (APE)	2,018	1,591	26.8%
Value of new business	440	128	243.8%
Internal rate of return (YTD)	14.3%	13.3%

KEY FIGURES NON-LIFE

Underlying profit before tax	239	393	-39.2%

Claims ratio[1]	65.2%	58.7%
Expense ratio[1]	31.8%	31.8%

Combined ratio[1]	97.1%	90.5%

[1]	Full year

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Banking: Key Figures

In EUR million	4Q2007	4Q2006	Change

Total underlying income	3,692	3,613	2.2%
Operating expenses	2,509	2,377	5.6%
Gross result	1,183	1,236	-4.3%
Addition to loan loss provision	31	88	-64.8%

Underlying profit before tax	1,151	1,148	0.3%

KEY FIGURES

Interest margin	0.94%	1.05%
Underlying cost/income ratio	68.0%	65.8%
Risk costs in bp of average CRWA	3	11
Risk-weighted assets (end of period)	402,727	337,926	19.2%
Underlying RAROC after tax[1]	22.3%	20.5%
Economic capital (average over period)[1]	14,848	15,726	-5.6%

1.	Full year
in the discount rate in the fourth quarter of 2006. Margins also improved as the internal rate of return increased 100 basis points to 14.3% for 2007. VNB rose 47.7% from the third quarter, boosted by sales in the new second-pillar pension fund in Romania which contributed EUR 116 million in VNB, on top of the EUR 34 million in VNB recorded last quarter.
The embedded value of ING’s life insurance business increased 17.1% to EUR 32,460 million before capital injections and dividends. The increase was driven by the strong contribution from new business, which added EUR 1,113 million in 2007, driven by strong sales in the US and developing markets. Financial variances had a positive impact of EUR 1,172 million related to the equity gains in the Netherlands. Operational variances added EUR 394 million due to better-than-anticipated reserve developments, the release of redundant regulatory reserves in the US life business, and improved asset strategies for the US general account. Economic assumption changes had a positive impact of EUR 261 million.
The return on embedded value improved strongly to 21% from 10% in 2006, and the embedded value profit increased 41.4% to EUR 2,802 million, reflecting the strong value creation within the life insurance business.
Banking
Underlying profit before tax from Banking increased 0.3% to EUR 1,151 million. Commercial growth in mortgages, retail current accounts, and corporate lending offset the impact of flat or inverted yield curves. Risk costs remained low, supported by the recovery of a sizeable provision at Wholesale Banking.
Total underlying income from banking rose 2.2% to EUR 3,692 million, driven by volume growth in lending, while competition for savings and deposits intensified. The interest margin increased 3 basis points from the third quarter to 0.94%. However, the interest margin was 11 basis points lower than the fourth quarter of 2006, reflecting the impact of flattening yield curves in the course of 2007.
Total loans and advances to customers of the banking operations increased by EUR 24.5 billion in the fourth quarter to EUR 526.3 billion. The purchase of Oyak Bank in Turkey, which was completed at the end of December, added EUR 4.8 billion to the loan portfolio. ING Direct’s purchase of a mortgage portfolio in Germany added EUR 3.9 billion, and currencies had a negative impact of EUR 3.4 billion. Corporate lending increased by EUR 9.5 billion, while personal lending grew by EUR 14.9 billion, driven by strong growth in mortgages.
Customer deposits and other funds on deposit of the banking operations declined by EUR 3.1 billion to EUR 528.2 billion as competition for savings increased. The purchase of Oyak Bank added EUR 5.4 billion in customer deposits, while currency effects had a negative impact of EUR 3.7 billion.
Operating expenses were up 5.6% primarily due to investments to support the growth of the business, notably at ING Direct, ING Real Estate and the Retail Banking activities in developing markets. Expenses in the mature businesses increased a modest 2.0%.
Despite the turmoil in the credit markets and strong growth in risk-weighted assets, net risk costs remained low, supported by a EUR 115 million recovery at Wholesale Banking. On balance, ING added EUR 31 million to the provision for loan losses, which is equal to just 3 basis points of average credit-risk-weighted assets. Gross additions to loan loss provisions amounted to 24 basis points, and the overall loan portfolio remained healthy with a limited inflow of new impaired files.
Returns increased, with the underlying risk-adjusted return on capital (RAROC) after tax at 22.3%, up from 20.5%.
Assets under Management
A strong net inflow of EUR 7.5 billion was achieved despite turbulent financial markets in the fourth quarter. Total assets under management decreased by EUR 1.0 billion, or 0.2%, as negative currency effects and lower asset prices offset the impact of acquisitions and the net inflow. Exchange rates had a negative impact of EUR 11.5 billion, mainly due to the weaker US dollar. Declining prices of equity and fixed income securities had a negative impact of EUR 6.6 billion. The acquisition of the pension business in Latin America and ING Direct’s purchase of ShareBuilder added EUR 9.6 billion to assets under management.
Risk Management
ING’s solid risk management and business profile have helped limit the impact of the credit and liquidity crisis on ING’s earnings and balance sheet.
ING does not originate subprime mortgages. The Wholesale Bank is not in the

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business of manufacturing US mortgage-backed structured products.
ING’s exposure to the US housing market is primarily through residential mortgage-backed securities (RMBS), which were selected as investments following a thorough internal credit analysis. The tranches purchased by ING have a high level of structural credit protection, and the cashflow on most bonds have not been impacted by delinquencies in the underlying mortgage pools. As a result, impairments through the P&L, which are triggered by credit losses, have been limited.
The total direct impact from the credit and liquidity crisis on ING’s earnings was limited to EUR 194 million before tax, including impairments, markdowns and trading losses. Of the total, EUR 47 million relates to subprime RMBS, EUR 36 million to CDOs, EUR 45 million to investments in SIVs and asset-backed commercial paper (ABCP), and EUR 66 million to monoline insurers. There were no impairments on the US Alt-A RMBS portfolio.
The market value of the RMBS portfolio has been impacted by market conditions, including spread widening and reduced liquidity. Nonetheless, the market values have held up well relative to subprime indices. The negative revaluations on the RMBS portfolio are reflected in shareholders’ equity on an after-tax basis. Negative revaluations of EUR 751 million before tax were taken through shareholders’ equity in the fourth quarter on subprime, Alt-A and CDOs, bringing the total negative revaluation reserve on those assets to EUR 1,377 million before tax at year-end.
ING’s total exposure to US subprime RMBS was EUR 2.8 billion at the end of December, most of which is held at the US insurance business. Insurance Americas booked impairments of EUR 19 million on subprime RMBS in the fourth quarter. The Wholesale Bank recorded a pre-tax loss of EUR 28 million on its subprime exposure, comprised of a EUR 13 million impairment and EUR 15 million negative fair value changes in the trading book. The market value of the subprime RMBS portfolio was 90% of cost price at year-end, with negative revaluations of EUR 185 million before tax in the fourth quarter through shareholders’ equity.
ING’s portfolio of US Alt-A RMBS amounted to EUR 27.5 billion at the end of 2007, most of which is held at ING Direct in the US. There were no impairments on the portfolio, and the market value was 97% of cost price at year-end. Negative revaluations of EUR 477 million before tax were taken through shareholders’ equity in the fourth quarter.
ING has a total exposure of EUR 1.9 billion to CDOs and CLOs. Writedowns of EUR 36 million were booked in the fourth quarter, consisting of EUR 24 million at ING Life Japan and EUR 12 million in Wholesale Banking. The portfolio was valued at 93% of cost price at year-end, with negative revaluations of EUR 89 million before tax taken through equity in the fourth quarter.
In addition, an impairment of EUR 29 million was booked on an investment in ABCP at ING Direct in Canada, and a EUR 16 million impairment on a SIV was booked at the Canadian non-life business. There were no markdowns on Leveraged Finance in the fourth quarter.
ING’s direct exposure to monoline insurers through debt or loans is negligible. ING has some indirect exposure to monoliners as it has EUR 3.5 billion of assets which were insured, either through financial guarantees (or wraps) or through credit derivatives. Underlying wrapped transactions are monitored through the regular credit review process and continue to perform. A mark-down of EUR 66 million was booked in the fourth quarter at the Wholesale Bank on derivatives written by a monoline insurer that was downgraded multiple notches.
Capital Management
The capitalisation of ING Group remained strong with all leverage ratios within targets at year-end. The debt/equity ratio of ING Group ended the year at 9.53%, up slightly from 9.14% at the end of September.
The debt/equity ratio of ING Insurance was 13.63%, well within the 15% target. The Tier-1 ratio for ING Bank was 7.39% at the end of December, above the 7.20% target, despite strong growth in risk-weighted assets and the deduction of EUR 1.2 billion in goodwill and other intangibles related to the purchase of Oyak Bank. This was compensated by a capital injection of EUR 2.2 billion from ING Group to ING Bank in the fourth quarter.
With the transition to Basel II, risk-weighted assets declined from EUR 403 billion at the end of 2007 to EUR 293 billion on 1 January 2008, according to preliminary data. That brings the preliminary Tier-1 ratio under Basel II up to 9.9%. The target Tier-1 ratio for ING Bank will remain unchanged at 7.20% under Basel II. ING plans to upstream some of the excess capital to the Group in the first quarter.
Share Buyback
ING’s EUR 5.0 billion share buyback is continuing on track and is expected to be completed in June 2008. At the end of December, 55.9% of the buyback had been completed. The shares that have been repurchased are held in treasury until shareholder approval is gained to cancel those shares.
The total number of shares outstanding in the market declined from 2,152 million to 2,098 million. The total shares outstanding, including shares held in treasury, increased from 2,205 million to 2,226 million, mainly driven by the exercise of warrants B, which expired on January 8, 2008.
Dividend
ING will propose a total dividend for 2007 of EUR 1.48 per (depositary receipt for an) ordinary share, up from EUR 1.32 in 2006. Taking into account the interim dividend of EUR 0.66 paid in August 2007, the final dividend will amount to EUR 0.82 to be paid in cash. ING’s shares will be quoted ex-dividend as of 24 April 2008 and the dividend will be made payable on 5 May,2008.

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INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Netherlands		Belgium		Central & Rest of Europe
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006

Gross premium income	2,383	2,353	1.3%	1,390	1,509	238	271	755	573
Operating expenses	390	503	-22.5%	277	407	13	11	100	85

Underlying profit before tax	358	632	-43.4%	268	536	12	24	78	72

LIFE INSURANCE

Underlying profit before tax	278	407	-31.7%	192	323	11	15	74	69

Single-premium sales	871	836	4.2%	300	362	182	209	389	265
Annual-premium sales	220	138	59.4%	42	41	9	7	169	90
Total new sales (APE)	307	222	38.3%	72	78	27	28	208	116
Value of new business	200	45	344.4%	26	10	4	6	170	29
Internal rate of return (YTD)	15.8%	14.9%		12.2%	12.8%	13.2%	12.3%	18.4%	18.1%

NON-LIFE INSURANCE

Underlying profit before tax	80	225	-64.4%	76	213	1	9	3	3

Claims ratio	52.1%	47.8%		50.2%	44.7%	31.5%	33.7%	44.1%	46.8%
Expense ratio	40.2%	39.3%		41.2%	40.3%	70.3%	65.0%	44.8%	41.3%

Combined ratio	92.3%	87.1%		91.4%	85.0%	101.8%	98.7%	88.9%	88.1%

Strong sales in Central Europe drive VNB growth
•	Strong sales across Central Europe boost APE by 38.3%

•	VNB up across Central Europe, accentuated by new pension fund in Romania

•	Profit before tax impacted by lower revaluations of real estate and private equity
INSURANCE EUROPE
Underlying profit before tax (EUR milliion)
The business performance at Insurance Europe was robust in the fourth quarter, driven by strong sales growth across Central Europe. The launch of a second-pillar pension fund in Romania added EUR 71 million to sales as ING had signed more than 1 million clients by year-end, gaining a market share of 33%. Excluding the new pension fund, sales from Central & Rest of Europe rose 18.1%. Unit-linked sales in the Nether-lands declined, however sales of more profitable traditional life rose slightly.
Earnings volatility increased as lower revaluations were booked on real estate and private equity investments compared with high revaluations on both asset classes in past quarters.
The lower revaluations, as well as a number of one-off items, led to a 43.4% decline in underlying profit before tax at Insurance Europe. Lower revaluations on real estate and private equity accounted for EUR 209 million of the decline. Profit in the fourth quarter of 2006 was also favoured by EUR 108 million in one-off releases of claims provisions in the Netherlands. Those items led to a 50.0% decline in profit in the Netherlands, despite a substantial reduction of expenses. Profit in Belgium declined, reflecting lower revaluations of derivatives and a strengthening of claims provisions in non-life. Profit from Central & Rest of Europe rose to EUR 78 million from EUR 72 million, despite EUR 14 million additional investments in new greenfields.
Premium income was flat, as strong growth in Central Europe was offset by a decline in the Benelux. Operating expenses declined 22.5%, including a release of employee benefit provisions and other one-off items. Excluding those items, expenses declined 3.0%.
The value of new life business in Europe more than quadrupled to EUR 200 million, including EUR 116 million from the new pension fund in Romania. Excluding the new pension fund, VNB for the region was up 86.7% to EUR 84 million. In the Netherlands, the VNB more than doubled after pricing was improved on immediate annuities.
ING continues to reallocate capital from mature businesses to developing markets to accelerate growth. In 2007, EUR 5.0 billion in surplus capital was transferred from the Dutch insurance companies to the Corporate Line Insurance. This will structurally reduce the earnings capacity of Insurance Nether-lands by approximately EUR 250 million per year going forward.

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INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006

Gross premium income	6,726	5,847	15.0%	5,477	4,612	670	649	580	586
Operating expenses	675	621	8.7%	399	374	137	129	139	117

Underlying profit before tax	453	539	-16.0%	272	369	113	118	68	52

LIFE INSURANCE

Underlying profit before tax	325	413	-21.3%	272	369			53	44

Single-premium sales	5,317	4,147	28.2%	5,270	4,104			47	43
Annual-premium sales	473	441	7.3%	343	338			129	103
Total new sales (APE)	1,004	856	17.3%	870	749			134	107
Value of new business	111	-12	n.a.	77	-3			35	-9
Internal rate of return (YTD)	11.8%	10.3%		11.3%	10.3%			15.8%	10.5%

NON-LIFE INSURANCE

Underlying profit before tax	128	126	1.6%			113	118	15	8

Claims ratio	70.6%	63.9%				65.7%	59.2%	81.6%	74.2%
Expense ratio	28.1%	28.9%				28.5%	29.9%	27.3%	26.8%

Combined ratio	98.7%	92.8%				94.2%	89.1%	108.9%	101.0%

Strong growth of sales and value of new business
•	Record variable annuity sales propel 25.5% premium growth excluding FX impact

•	VNB increases to EUR 111 mln

•	Earnings decline 16.0% due to DAC unlocking and FX impact
INSURANCE AMERICAS
Underlying profit before tax (EUR million)
Insurance Americas continued to show solid sales growth despite increasing economic uncertainty in the US and the downturn of equity markets in the fourth quarter, which reduced profit relative to the fourth quarter last year.
The subprime mortgage crisis had a limited direct impact on results in the US, with EUR 19 million of impairments on subprime mortgage-backed securities, illustrating the relatively high quality of the portfolio. ING Canada also booked EUR 16 million of impairments, including losses on a SIV backed by asset-backed securities.
As an indirect impact from the US housing crisis, Insurance Americas also had EUR 22 million in impairments on corporate bonds issued by mortgage and building companies in the US. Lower equity markets resulted in negative DAC and reserve unlocking in the US of EUR 28 million, a swing of EUR 69 million from a year earlier.
Those factors caused a decline in underlying earnings of 16.0%, or 8.7% excluding currency effects. However the business continued to show strong growth across the region.
Premium income increased 25.5% excluding currencies, led by a 31.5% increase in the US, where variable annuities had a record sales quarter, and retirement services and individual life both showed strong growth.
Total sales (APE) increased 17.3% for the region, boosted by strong sales in the US as well as a substantial improvement in the Mexican pension business. The value of new life business improved sharply to EUR 111 million.
In Latin America, ING completed the purchase of five pension businesses, the last of which was completed in January 2008, making it the second-largest pension provider in the region. These businesses added EUR 13 million to profit before integration and other expenses. Underlying profit before tax from Latin America rose 36.0%, excluding currencies, on investment gains in Mexico and higher results in Brazil.
At ING Canada, earnings declined on lower underwriting results and asset impairments. Compared to year-end 2006 the claims ratio was up 6.5 percentage points due to a softening in the underwriting cycle, but improved from the third quarter of 2007.
Expenses rose 17.7% excluding currencies, mainly due to the pension acquisitions in Latin America, higher sales volumes, and additional technology and reorganisation costs.

Page 7/25

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	4Q07	4Q06	Change	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06

Gross premium income	3,095	2,856	8.4%	82	67	1,015	883	866	867	795	769	337	270
Operating expenses	310	269	15.2%	61	56	47	46	71	60	56	55	75	51

Underlying profit before tax	113	140	-19.3%	53	40	-13	32	78	63	0	0	-5	5

LIFE INSURANCE

Underlying profit before tax	112	138	-18.8%	53	40	-13	32	78	63	0	0	-7	3

Single-premium sales	2,033	1,193	70.4%	1,056	332	709	608	49	141	146	72	73	40
Annual-premium sales	503	396	27.0%	36	29	45	46	226	202	124	72	72	47
Total new sales (APE)	706	514	37.4%	142	63	116	107	231	216	139	78	79	50
Value of new business	128	95	34.7%	14	12	5	-5	41	39	56	48	12	1
Internal rate of return (YTD)	16.8%	16.8%		21.4%	17.7%	11.1%	12.1%	22.8%	33.9%	20.0%	17.9%	10.2%	8.8%

Strong sales growth across the region
•	Sales (APE) increase 37.4%

•	Value of new business +34.7%

•	Profit declines 19.3%, but was up 16.7% excluding Japan
INSURANCE ASIA/PACIFIC
Underlying profit before tax (EUR million)
ING continued to generate robust growth in sales and premiums in Asia/Pacific, capitalising on a shift in the market from traditional life to investment-linked products. Sales increased 37.4%, or 44.8% excluding currencies, driven by single-premium variable annuities in Japan, superannuation funds in Australia, and unit-linked products in South Korea and Taiwan.
As the product mix in the region evolves, ING is investing strongly in distribution, complementing its traditional network of tied agents with new distribution channels including banks, brokers, worksite marketing, direct marketing and online sales. Bank distribution, in particular, is growing in importance in the region, and ING’s own sales through bank channels increased 58.0% from a year earlier, accounting for almost 25% of new sales in the fourth quarter. ING established exclusive partnerships in the fourth quarter with Public Bank in Malaysia and Hong Kong, as well as TMB in Thailand, further strengthening its bank distribution in the region.
Investments in greenfield businesses continued in China and India, while ING Investment Management received a license to start operations in Dubai.
Market volatility had a negative impact on results in Japan, which pushed underlying profit before tax from Insurance Asia/Pacific down to EUR 113 million from EUR 140 million in the fourth quarter last year. Excluding Japan, profit for the region grew 16.7%, led by increases of 23.8% in South Korea and 32.5% in Australia & New Zealand.
ING Life Japan recorded a loss of EUR 13 million, due to the impact of increased market volatility on the single-premium variable annuity results, as well as a EUR 24 million markdown on a CDO investment.
Premium income for Insurance Asia/ Pacific rose 8.4%, or 17.3% excluding currency effects, driven by strong sales and favourable retention of in-force business across the region. In local currency terms, double-digit growth was achieved across the region, with gross premiums up 21.6% in Japan, 18.8% in Australia, 14.8% in Taiwan and 10.6% in Korea.
Operating expenses increased 15.2%, reflecting growth in the underlying business as well as the expansion of distribution and investments in infrastructure for the greenfield operations.
The value of new business increased 34.7%, or 40.7% excluding currency effects, to EUR 128 million, in line with the strong increase in new sales. Attractive margins were maintained, with the internal rate of return stable at 16.8%.
Page 8/25

WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Lease &		Financial
	Total			GL&PCM		Finance		Factoring		Markets		Real Estate		Other
In EUR million	4Q07	4Q06	Change	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06	4Q07	4Q06

Total income	1,470	1,526	-3.7%	393	428	197	222	141	142	175	229	342	383	222	122
Operating expenses	955	960	-0.5%	274	283	93	93	80	73	170	207	193	146	145	158
Gross result	514	566	-9.2%	119	145	104	129	61	69	5	22	149	237	76	-36
Loan loss provision	-77	20		-91	-1	-2	4	12	13	2	0	4	5	-1	-1

Underlying profit before tax	591	546	8.2%	209	146	107	125	50	56	3	22	145	232	78	-35

KEY FIGURES
Cost/income ratio	65.0%	62.9%		69.8%	66.1%	47.2%	41.9%	56.6%	51.4%	97.1%	90.4%	56.5%	38.1%	65.5%	129.5%
Risk costs (bp of CRWA)	-17	5		-51	0	-3	7	24	31	4	0	4	7	-27	0
RWA (bln, end of period)	198.7	160.6	23.7%	73.1	61.5	33.6	23.5	19.9	16.9	29.3	25.2	40.6	30.0	2.3	3.5
Underlying RAROC after tax[1]	20.3%	20.6%		9.7%	7.3%	29.5%	36.6%	21.2%	22.6%	16.2%	22.6%	32.7%	40.1%	44.5%	7.5%
Economic capital[1]	7,757	8,135	-4.6%	2,273	2,794	941	1,059	598	582	2,249	2,227	1,400	1,053	295	420

1 Full year. Economic capital is average over period
Earnings resilient despite market turmoil
•	Impact of subprime-related issues limited to EUR 106 million
•	Profit up 8.2%, supported by significant release of loan loss provisions
•	New initiatives to accelerate growth and improve efficiency
WHOLESALE BANKING
Underlying profit before tax (EUR million)
ING’s Wholesale Banking business continued to prove its resilience in challenging circumstances as the turmoil in financial markets had only a limited direct impact on results. The subprime crisis and related issues had a negative pre-tax impact of EUR 106 million on fourth-quarter results at the Wholesale Bank, including EUR 66 million on exposures insured by a monoline insurer, EUR 28 million in losses on subprime-related instruments, and EUR 12 million on CDOs, all in Financial Markets.
Underlying profit before tax rose 46.3% from the third quarter and 8.2% from a year earlier, supported by a substantial release of loan loss provisions in General Lending and a capital gain. Structured Finance recovered after taking a EUR 29 million markdown on the Leveraged Finance book in the third quarter, and no further writedowns were required in the fourth quarter. Financial Markets profit declined sharply following losses on the proprietary trading and credit trading portfolios, including the EUR 106 million in losses related to subprime, CDOs and monoline insurers.
Profit from ING Real Estate could not match the record fourth quarter of 2006, which was supported by high property revaluations and sales results in Development. Leasing & Factoring declined from the last quarter of 2006, which included a one-off gain on a divestment. Results from Other Wholesale rose sharply, boosted by substantial capital gains following the sale of ING’s stake in the stock exchange and the derivatives exchange in Sao Paolo.
Expenses declined slightly, reflecting lower bonuses and compliance costs. Returns remained high with a RAROC after tax of 20.3%.
The turmoil in credit markets illustrates the strategic importance for banks to generate their own assets. After improving its capital efficiency and boosting returns to 20.3%, well above ING’s 12% hurdle, Wholesale Banking is introducing a new strategy to accelerate top-line growth by investing in selected products and regions. Efforts to increase efficiency will also continue, with an aim to reduce the cost/income ratio to 55% by 2010 while further increasing the risk adjusted return on capital.
As part of the growth strategy, ING is investing to reinforce its Financial Markets business in selected developing markets, which is expected to increase revenues by EUR 100 million a year from 2009. In General Lending, a programme was introduced to reduce operating expenses by EUR 40 million from 2010. Provisions totalling EUR 70 million after tax for the two projects were booked as special items which are excluded from the underlying results.

Page 9/25

RETAIL BANKING
Retail Banking: Key Figures

	Total			Netherlands		Belgium		Poland		Rest of World
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006

Total underlying income	1,591	1,521	4.6%	1,022	969	362	399	97	65	111	88
Operating expenses	1,068	1,029	3.8%	574	639	288	255	76	55	130	80
Gross result	523	492	6.3%	447	330	74	144	21	10	-19	8
Addition to loan loss provision	80	48	66.7%	64	36	11	6	-1	1	7	5

Underlying profit before tax	442	444	-0.5%	383	294	63	138	22	9	-26	3

KEY FIGURES
Underlying cost/income ratio	67.1%	67.7%		56.2%	65.9%	79.6%	63.9%	78.5%	84.6%	117.1%	90.9%
Risk costs (bp of CRWA)	28	20		32	20	20	13	-18	62	23	25
RWA (end of period)	121,054	100,263	20.7%	81,694	72,174	22,200	20,063	1,810	708	15,350	7,318
Underlying RAROC after tax[1]	39.5%	32.0%		60.4%	46.4%	45.8%	45.5%	56.9%	17.6%	2.0%	-0.5%
Economic capital[1]	3,940	4,113	-4.2%	1,986	2,107	569	711	125	129	1,260	1,166

1.	Full year Economic capital is average over period
Volume growth offsets impact of yield curves
•	RWAs up 20.7% from year ago

•	Profit +10.5% excluding EUR 44 million gain in 2006

•	Returns increase with RAROC of 39.5%
RETAIL BANKING
Underlying profit before tax (EUR million)
Volume growth in mortgages and current accounts helped offset the impact of challenging market conditions as inverse yield curves persisted and competition intensified for retail savings. Against this backdrop, ING continued to focus on improving efficiency in mature markets while expanding in attractive developing markets.
Results in the fourth quarter remained robust as continued volume growth helped offset the impact of adverse market circumstances. Underlying profit before tax was flat at EUR 442 million, but increased 10.5% excluding a EUR 44 million gain on the sale of ING’s stake of Banksys in Belgium in the fourth quarter of 2006.
Excluding composition changes and the gain on Banksys, total income rose 6.1%, driven by strong growth in Poland, India and Private Banking in Asia. Margins came under pressure in the Benelux as competition intensified, while customers shifted from variable savings to lower margin term deposits.
Operating expenses increased 3.8% as investments in growth countries offset a decline in the Netherlands. Risk costs increased due to higher losses on a specific SME portfolio in the Netherlands as well as lower releases in Belgium. Returns increased further with a RAROC after tax of 39.5%.
In the Netherlands, preparations for combining ING Bank and Postbank are on track for the first quarter of 2009. A single management team is in place and staff decreased by 400 to date. Pilot bank shops were opened in several cities to test the new branch concept, with very encouraging results for cross-sell. In Belgium the new retail organisation was announced in November and the first 25 restyled branches were opened.
In Central Europe, ING Bank Slaski in Poland continued to produce substantial growth in results and market share. The greenfield in Romania reached 503,000 customers and another 13 outlets were opened in the fourth quarter, bringing the total to 147. A team is in place in Ukraine preparing for the roll out of the new greenfield from June.
The acquisition of Oyak Bank in Turkey was completed at the end of December, giving ING an attractive platform for growth in one of the largest markets in the region. The bank is being rebranded to ING Bank. Some 150 new branches will be opened over the coming three years, and ING aims to double the market share to 6% by 2012.
In Asia, ING acquired 30% of TMB in Thailand, gaining a new platform for further growth. ING Vysya Bank in India continued to gain market share and the Private Banking activities in Asia continued their strong organic growth.
Page 10/25

ING DIRECT
ING Direct: Key Figures

In EUR million	4Q2007	4Q2006	Change

Total underlying income	529	555	-4.7%
Operating expenses	428	363	17.9%
Gross result	101	192	-47.4%
Addition to loan loss provision	28	20	40.0%

Underlying profit before tax	73	172	-57.6%

KEY FIGURES
Interest margin	0.74%	0.87%
Cost/income ratio	80.9%	65.4%
Risk costs in bp of average CRWA	14	9
Risk-weighted assets (end of period)	79,674	88,570	-10.0%
Underlying RAROC after tax[1]	14.3%	11.8%
Economic capital[1]	2,769	3,218	-14.0%

[1]	Full year. Economic capital is average over period
Investments continue to support growth
•	Client balances +EUR 11.6 bln

•	905,000 new customers

•	Profit impacted by UK repositioning and asset impairment in Canada
TOTAL RETAIL BALANCES
(EUR bln, end of period)
ING DIRECT
Underlying profit before tax (EUR million)
ING Direct continued to invest to enhance commercial growth through geographical expansion and the rollout of new products, despite challenging market conditions in the fourth quarter. Yield curves remained flat or inverted in all currency zones, while competition for deposits intensified as many banks faced tighter liquidity and increased funding costs on the wholesale markets.
Nonetheless, ING Direct was able to maintain its interest margin in the fourth quarter from the third as central banks reduced rates in the US and Canada. Total client retail balance production, at comparable exchange rates, totalled EUR 11.6 billion in the fourth quarter, driven by strong production of residential mortgages while add-on acquisitions in Germany and the US added EUR 5.3 billion. Total client retail balances reached EUR 310.1 billion at the end of December.
There has been limited impact from the US mortgage crisis at ING Direct. The fair value of the US Alt-A RMBS portfolio stood at 96.7% at the end of December with no impairments. Results in the fourth quarter were impacted by a EUR 29 million impairment on investments in asset-backed commercial paper (ABCP) in Canada. The entire non-bank sponsored sector of the Canadian market is in default and subject to a voluntary standstill arrangement while a consortium of investors attempts a sector-wide restructuring.
In the UK, ING Direct substantially reduced fund outflows, which slowed to EUR 0.6 billion in the fourth quarter from EUR 5.1 billion in the third. ING Direct continues to work to reposition the business. Savings rates were increased and marketing has been stepped up to attract less rate-sensitive customers. These customer rate increases, the financial effect of outflows, and higher expenses related to repositioning the business resulted in a loss of EUR 76 million in the fourth quarter and further losses are expected in 2008, trending down significantly from a peak in the fourth quarter of 2007.
Total underlying profit before tax declined to EUR 73 million in the fourth quarter from EUR 172 million a year earlier, reflecting the loss in the UK and the impairment on ABCP investments in Canada. Excluding those items and investments for growth, profit before tax was up 14.9%
Profit at ING Direct in the US increased significantly from EUR 9 million to EUR 41 million driven by improved interest margins and higher volumes. Profit in Germany remained stable at EUR 90 million.
Income declined 4.7% due to a lower interest margin as well as the asset impairment in Canada.
Operating expenses increased 17.9% from the fourth quarter last year, reflecting higher staff numbers to drive the growth in mortgages, investments to roll out payment accounts, preparations for the launch of ING Direct in Japan, the consolidation of Sharebuilder in the US, as well as costs for repositioning the UK business.
Risk costs increased to EUR 28 million from EUR 20 million reflecting the increased volume of the mortgage portfolio.
Returns improved, with a risk-adjusted return on capital after tax of 14.3%, up from 11.8% in 2006, due to lower tax charges, supported by a tax asset.
Page 11/25

APPENDICES
Appendix 1: Key Figures per Quarter
Appendix 2: Divestments & Special Items
Appendix 3: ING Group Consolidated P&L: 4th Quarter
Appendix 4: ING Group Consolidated P&L: Full Year
Appendix 5: ING Group Consolidated Balance Sheet
Appendix 6: Insurance P&L by Business Line:
Appendix 7: Insurance Investment & Other Income
Appendix 8: Banking P&L by Business Line
Appendix 9: Banking Commission, Investment & Other Income
Appendix 10: Life New Business Production
Appendix 11: Embedded Value of the Life Insurance Operations
Appendix 12: Direct impact of the Credit and Liquidity Crisis
Appendix 13: Accounting treatment of financial assets
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- ING Group Embedded Value Report
- Analyst Presentation
- Embedded Value Presentation
- US Statistical Supplement
In preparing the financial information in this press release, the same accounting principles are applied as in the 3Q 2007 interim accounts, which are included in the ING Group Statistical Supplement available on www.ing.com.
All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
The financial statements for 2007 are in progress and may be subject to adjustments from subsequent events.
Certain of the statements contained in this release are statements of future expectations and other forwardlooking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/ or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
Page 12/25

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	4Q2007	3Q2007	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying profit before tax
Insurance Europe	358	362	679	441	632	511	685	421
Insurance Americas	453	480	593	533	539	512	457	484
Insurance Asia/Pacific	113	151	153	159	140	168	157	156
Corporate line Insurance	896	291	531	-84	20	-195	-2	122

Underlying profit before tax from Insurance	1,819	1,285	1,956	1,049	1,331	996	1,297	1,183

Wholesale Banking	591	404	668	737	546	527	717	735
Retail Banking	442	526	555	539	444	469	454	568
ING Direct	73	120	171	165	172	177	190	155
Corporate line Banking	45	53	-65	-56	-14	-43	-25	-20

Underlying profit before tax from Banking	1,151	1,103	1,329	1,384	1,148	1,130	1,336	1,438

Underlying profit before tax	2,970	2,388	3,285	2,433	2,479	2,126	2,633	2,621

Taxation	301	371	473	496	281	420	550	590
Underlying profit before minority interests	2,669	2,017	2,812	1,938	2,197	1,714	2,076	2,033
Minority interests	53	72	76	65	85	76	86	89

Underlying net profit	2,617	1,946	2,735	1,873	2,113	1,632	1,995	1,941

Net gains/losses on divestments	-37	444			-23	-83	-9	30
Net profit from divested units			11	21	11	22	28	35
Special items after tax	-98	-83	-188

Net profit (attributable to shareholders)	2,482	2,306	2,559	1,894	2,101	1,571	2,014	2,006

Earnings per share (in EUR)	1.18	1.08	1.18	0.88	0.98	0.73	0.93	0.93

Page 13/25

APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	4Q2007	3Q2007	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying net profit	2,617	1,946	2,735	1,873	2,113	1,632	1,995	1,941

Net gains/losses on divestments
- sale NRG	-129
- IPO SulAmerica in Brazil	93
- sale Belgian broker business		418
- sale RegioBank		26
- sale Degussa Bank					-23
- gain on unwinding Piraeus								19
- Australia non-life								11
- sale of William de Broë							-9
- sale Deutsche Hypothekenbank						-83

Total gains/losses on divestments	-37	444			-23	-83	-9	30

Profit after tax from divested units			12	21	11	22	28	35

Net special items:
- Restructuring provisions Wholesale Banking	-70	-34
- Restructuring provision Retail Banking		-8
- Hedge on purchase price of Oyak Bank	-6	-29
- Provisions/costs for combining ING Bank and Postbank	-23	-12	-188

Total special items	-98	-83	-188

Net profit (attributable to shareholders)	2,482	2,306	2,559	1,894	2,101	1,571	2,014	2,006

Page 14/25

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 4th QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	4Q2007	4Q2006

Gross premium income	12,215	11,097	10.1%	12,215	11,097
Interest result banking operations	2,298	2,333	-1.5%			2,308	2,368
Commission income	1,177	1,109	6.1%	489	418	688	691
Total investment & other income	4,414	3,276	34.7%	3,778	2,751	696	554

Total underlying income	20,105	17,815	12.9%	16,482	14,266	3,692	3,613

Underwriting expenditure	12,956	11,318	14.5%	12,956	11,318
Operating expenses	3,915	3,781	3.5%	1,405	1,404	2,509	2,377
Other interest expenses	232	135	71.9%	301	199
Addition to loan loss provisions/impairments	32	102	-68.6%	1	14	32	88

Total underlying expenditure	17,134	15,336	11.7%	14,663	12,935	2,541	2,465

Underlying profit before tax	2,970	2,479	19.8%	1,819	1,331	1,151	1,148

Taxation	301	281	7.1%	151	84	150	197
Underlying profit before minority interests	2,669	2,198	21.4%	1,668	1,247	1,001	951
Minority interests	53	85	-37.6%	27	70	26	15

Underlying net profit	2,617	2,113	23.9%	1,642	1,177	975	936

Net gains/losses on divestments	-37	-23		-37			-23
Net profit from divested units		11			6		5
Special items after tax	-98					-98

Net profit (attributable to shareholders)	2,482	2,101	18.1%	1,605	1,183	877	918

[1]	Including inter-company eliminations

Page 15/25

APPENDIX 4: ING GROUP CONSOLIDATED P&L: FULL YEAR
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	FY2007	FY2006	Change	FY2007	FY2006	FY2007	FY2006

Gross premium income	46,456	46,136	0.7%	46,456	46,136
Interest result banking operations	9,001	9,103	-1.1%			9,061	9,246
Commission income	4,826	4,284	12.7%	1,900	1,636	2,926	2,648
Total investment & other income	15,445	12,983	19.0%	12,982	10,825	2,627	2,231

Total underlying income	75,729	72,506	4.4%	61,338	58,597	14,614	14,125

Underwriting expenditure	48,443	47,389	2.2%	48,443	47,389
Operating expenses	14,989	14,148	5.9%	5,467	5,172	9,522	8,976
Other interest expenses	1,094	1,002	9.2%	1,317	1,218
Addition to loan loss provisions/impairments	126	108	16.7%	1	11	125	97

Total underlying expenditure	64,652	62,647	3.2%	55,228	53,790	9,647	9,073

Underlying profit before tax	11,077	9,859	12.4%	6,110	4,807	4,967	5,052

Taxation	1,638	1,842	-11.1%	765	661	873	1,181
Underlying profit before minority interests	9,439	8,017	17.7%	5,345	4,146	4,094	3,871
Minority interests	267	336	-20.5%	155	281	112	55

Underlying net profit	9,172	7,681	19.4%	5,190	3,865	3,982	3,816

Net gains/losses on divestments	407	-85		382	30	26	-115
Net profit from divested units	32	96		32	57		39
Special items after tax	-369					-370

Net profit (attributable to shareholders)	9,241	7,692	20.1%	5,603	3,952	3,638	3,740

[1]	Including inter-company eliminations

Page 16/25

APPENDIX 5: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	31 Dec. 07	31 Dec 06	31 Dec. 07	31 Dec 06	31 Dec. 07	31 Dec 06	31 Dec. 07	31 Dec 06

Cash and balances with central banks	12,406	14,326	3,115	3,017	9,829	11,769	-538	-460
Amounts due from banks	48,875	39,868			48,875	39,868
Financial assets at fair value through P&L	327,131	317,470	120,872	114,668	208,145	203,639	-1,887	-837
Investments	292,650	311,581	132,266	140,490	160,384	171,091
Loans and advances to customers	552,964	474,437	27,529	37,559	526,323	437,774	-887	-896
Reinsurance contracts	5,874	6,529	5,874	6,529
Investment in associates	5,014	4,343	3,190	3,151	2,010	1,223	-186	-31
Investment property	4,829	6,974	1,302	3,310	3,527	3,665		-1
Property and equipment	6,237	6,031	907	1,051	5,330	4,980
Intangible assets	5,740	3,522	3,942	3,232	1,883	385	-85	-95
Deferred acquisition costs	10,692	10,163	10,692	10,163
Other assets	40,099	31,063	12,395	10,601	27,807	20,591	-104	-129

Total assets	1,312,510	1,226,307	322,083	333,771	994,113	894,985	-3,686	-2,449

Shareholders’ equity (in parent)	37,208	38,266	17,911	21,917	25,511	21,298	-6,214	-4,949
Minority interests	2,323	2,949	891	1,770	1,684	1,204	-251	-25

Total equity	39,531	41,215	18,801	23,687	27,195	22,502	-6,465	-4,974

Preference shares	21	215					21	215
Subordinated loans	7,325	6,014	4,493	4,043	18,786	18,073	-15,954	-16,102
Debt securities in issue	66,995	78,133	4,636	5,439	55,990	67,464	6,370	5,230
Other borrowed funds	27,058	29,639	11,355	16,015			15,703	13,624
Insurance and investment contracts	265,712	268,683	265,712	268,683
Amounts due to banks	166,972	120,839			166,972	120,839
Customer deposits and other funds on deposits	525,216	496,680			528,197	496,775	-2,981	-95
Financial liabilities at fair value through P&L	169,821	146,611	1,805	930	168,338	145,923	-322	-242
Other liabilities	43,859	38,278	15,281	14,974	28,635	23,409	-57	-105

Total liabilities	1,272,979	1,185,092	303,282	310,084	966,918	872,483	2,779	2,525

Total equity and liabilities	1,312,510	1,226,307	322,083	333,771	994,113	894,985	-3,686	-2,449

Page 17/25

APPENDIX 6: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006

Gross premium income	12,215	11,097	10.1%	2,383	2,353	1.3%	6,726	5,847	15.0%	3,095	2,856	8.4%	12	41
Commission income	489	418	17.0%	116	90	28.9%	271	243	11.5%	100	83	20.5%	1	2
Direct investment income	2,726	2,372	14.9%	930	998	-6.8%	1,497	1,135	31.9%	430	338	27.2%	-130	-99
Realised gains & fair value changes	1,052	379	177.6%	79	292	-72.9%	-202	129	n.a.	86	-138	n.a.	1,089	96
Total investment & other income	3,778	2,751	37.3%	1,008	1,290	-21.9%	1,295	1,264	2.5%	516	200	158.0%	959	-3

Total underlying income	16,482	14,266	15.5%	3,507	3,733	-6.1%	8,292	7,354	12.8%	3,711	3,139	18.2%	972	40

Underwriting expenditure	12,956	11,318	14.5%	2,661	2,487	7.0%	7,077	6,089	16.2%	3,206	2,710	18.3%	14	32
Operating expenses	1,405	1,404	0.1%	390	503	-22.5%	675	621	8.7%	310	269	15.2%	29	11
Other interest expenses	301	199	51.3%	99	108	-8.3%	87	104	-16.3%	81	10	n.a.	34	-23
Other impairments	1	14	-92.9%	1	3	-66.7%		1	n.a.		10	n.a.

Total underlying expenditure	14,663	12,935	13.4%	3,150	3,101	1.6%	7,839	6,815	15.0%	3,598	2,999	20.0%	76	20

Underlying profit before tax	1,819	1,331	36.7%	358	632	-43.4%	453	539	-16.0%	113	140	-19.3%	896	20

Taxation	151	84	79.8%	56	-4	n.a.	127	154	-17.5%	7	18	-61.1%	-39	-84
Profit before minority interests	1,669	1,247	33.8%	302	636	-52.5%	326	385	-15.3%	106	122	-13.1%	936	104
Minority interests	27	70	-61.4%	5	45	-88.9%	26	28	-7.1%	12	8	50.0%	-16	-11

Underlying net profit	1,642	1,177	39.5%	296	591	-49.9%	300	357	-16.0%	94	114	-17.5%	952	115

Net gains/losses on divestments	-37						93						-129
Net profit from divested units		6			6
Special items after tax

Net profit from Insurance	1,605	1,183	35.7%	296	597	-50.4%	392	357	9.8%	94	114	-17.5%	823	115

Page 18/25

APPENDIX 7: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006

Income from debt securities and loans	1,737	1,668	4.1%	672	707	-5.0%	1,351	1,058	27.7%	242	209	15.8%	-528	-306
Dividend income	175	107	63.6%	84	48	75.0%	50	32	56.3%	40	35	14.3%	1	-8
Rental income	26	45	-42.2%	18	40	-55.0%	6	5	20.0%	2
Other	788	552	42.8%	156	203	-23.2%	89	40	122.5%	146	94	55.3%	397	215

Direct investment income	2,726	2,372	14.9%	930	998	-6.8%	1,497	1,135	31.9%	430	338	27.2%	-130	-99

Realised gains/losses on bonds	-51	41	-224.4%	6	20	n.a.	-61	26	-334.6%	4	-5	n.a.
Realised gains/losses on equities	1,258	222	466.7%	72	53	35.8%	23	13	76.9%	16	8	100.0%	1,147	148
Realised gains/losses & fair value changes private equity	6	36	-83.3%	6	36	-83.3%
Change in fair value real estate investments	-19	152	-112.5%	-15	148	-110.1%		2		-4				2
Change in fair value non-trading derivatives	-142	-72	97.2%	10	35	-71.4%	-165	88		71	-141	n.a.	-58	-54

Realised gains/losses & fair value changes on investments	1,052	379	177.6%	79	292	-72.9%	-202	129		86	-138	n.a.	1,089	96

Total underlying investment & other income	3,778	2,751	37.3%	1,008	1,290	-21.9%	1,295	1,264	2.5%	516	200	158.0%	959	-3

Page 19/25

APPENDIX 8: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006

Interest result	2,308	2,368	-2.5%	639	793	-19.4%	1,162	1,070	8.6%	487	530	-8.1%	20	-25
Commission income	688	691	-0.4%	334	377	-11.4%	330	298	10.7%	26	17	52.9%	-2	-1
Investment income	148	225	-34.2%	161	113	42.5%	12	111	-89.2%	-24	4	-700.0%	-2	-3
Other income	548	329	66.6%	335	243	37.9%	86	42	104.8%	40	4	900.0%	87	40

Total underlying income	3,692	3,613	2.2%	1,470	1,526	-3.7%	1,591	1,521	4.6%	529	555	-4.7%	102	11

Operating expenses	2,509	2,377	5.6%	955	960	-0.5%	1,068	1,029	3.8%	428	363	17.9%	58	25
Gross result	1,183	1,236	-4.3%	514	566	-9.2%	523	492	6.3%	101	192	-47.4%	45	-14
Addition to loan loss provision	31	88	-64.8%	-77	20	-485.0%	80	48	66.7%	28	20	40.0%	0	0

Underlying profit before tax	1,151	1,148	0.3%	591	546	8.2%	442	444	-0.5%	73	172	-57.6%	45	-14

Taxation	150	197	-23.9%	120	44	172.7%	85	114	-25.4%	11	69	-84.1%	-66	-30
Profit before minority interests	1,001	951	5.3%	472	502	-6.0%	357	330	8.2%	62	103	-39.8%	111	16
Minority interests	26	15	73.3%	17	13	30.8%	9	2	350.0%	0	0		0	0

Underlying net profit	975	936	4.2%	454	489	-7.2%	348	328	6.1%	62	103	-39.8%	110	16

Net gains/losses on divestments	0	-23		0	0		0	0		0	-23		0	0
Net profit from divested units	0	5		0	0		0	0		0	5		0	0
Special items after tax	-98	0		-70	0		-23	0		0	0		-6	0

Net profit from Banking	877	918	-4.5%	385	489	-21.3%	325	328	-0.9%	62	85	-27.1%	105	16

KEY FIGURES
Net return on equity[1]	16.7%	19.4%
Interest margin	0.94%	1.05%								0.74%	0.87%
Underlying cost/income ratio	68.0%	65.8%		65.0%	62.9%		67.1%	67.7%		80.9%	65.4%
Risk costs in bp of average CRWA	3	11		-17	5		28	20		14	9
Risk-weighted assets (end of period)	402,727	337,926	19.2%	198,696	160,615	23.7%	121,054	100,263	20.7%	79,674	88,570	-10.0%	3,303	-11,522
Underlying RAROC before tax[1]	26.2%	26.2%		22.5%	24.3%		50.3%	44.4%		17.7%	19.4%
Underlying RAROC after tax[1]	22.3%	20.5%		20.3%	20.6%		39.5%	32.0%		14.3%	11.8%
Economic capital (average over period)[1]	14,848	15,726	-5.6%	7,757	8,135	-4.6%	3,940	4,113	-4.2%	2,769	3,218	-14.0%	382	260
Staff (FTEs end of period)	66,182	65,356	1.3%	20,057	20,605	-2.7%	37,242	37,186	0.2%	8,883	7,565	17.4%

[1]	Year to date

Page 20/25

APPENDIX 9: BANKING COMMISSION, INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006	Change	4Q2007	4Q2006

Funds transfer	158	113	39.8%	32	28	14.3%	120	77	55.8%	7	8	-12.5%	-0	0
Securities business	126	185	-31.9%	12	77	-84.4%	94	99	-5.1%	17	10	70.0%	4	-1
Insurance broking	40	46	-13.0%	3	3	0.0%	35	43	-18.6%	1	0		0	0
Management fees	250	210	19.0%	152	133	14.3%	95	76	25.0%	3	1	200.0%	-1	0
Brokerage and advisory fees	80	54	48.1%	77	51	51.0%	1	1	0.0%	2	3	-33.3%	-0	-1
Other	34	83	-59.0%	58	85	-31.8%	-15	2	-850.0%	-3	-5		-5	1

Total underlying commission income	688	691	-0.4%	334	377	-11.4%	330	298	10.7%	26	17	52.9%	-2	-1

Rental income	58	41	41.5%	62	42	47.6%	-2	0		0	0		-2	-1
Other investment income	25	28	-10.7%	12	-80		13	107	-87.9%	0	2	-100.0%	-1	-1

Direct income from investments	83	69	20.3%	75	-38		11	107	-89.7%	0	2	-100.0%	-3	-2

Realised gains/losses on bonds	-47	31	-251.6%	-28	30	-193.3%	4	0		-24	2		1	-1
Realised gains/losses on equities	103	88	17.0%	105	84	25.0%	-3	4	-175.0%	0	0		0	0
Change in fair value real estate	10	37	-73.0%	10	37	-73.0%	0	0		0	0		-0	0

Realised gains/losses & fair value changes	65	156	-58.3%	87	151	-42.4%	1	4	-75.0%	-24	2		1	-1

Total underlying investment income	148	225	-34.2%	161	113	42.5%	12	111	-89.2%	-24	4	-700.0%	-2	-3

Valuation results non-trading derivatives	287	110	160.9%	177	116	52.6%	13	11	18.2%	78	15	420.0%	19	-32
Net trading income	38	58	-34.5%	29	19	52.6%	22	8	175.0%	-39	-1		26	32
Other	223	161	38.5%	129	108	19.4%	51	23	121.7%	2	-10		42	40

Total underlying other income	548	329	66.6%	335	243	37.9%	86	42	104.8%	40	4	900.0%	87	40

Page 21/25

APPENDIX 10: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

	Value of New		Internal Rate of								Present Value of				Investment in New		Acquisition Expense
	Business		Return		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PC Premiums		Business		Overruns
In EUR million	4Q2007	4Q2006	FY2007	FY2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006	4Q2007	4Q2006

Netherlands	26	10	12.2%	12.8%	300	362	42	41	72	78	648	647	4.0%	1.5%	34	33	-3	-4
Belgium (& Luxembourg)	4	6	13.2%	12.3%	182	209	9	7	27	28	232	321	1.7%	1.9%	7	10	0	2
Rest of Europe	170	29	18.4%	18.1%	389	265	169	90	208	116	3,921	757	4.3%	3.8%	88	48	1	5

Insurance Europe	200	45	15.8%	14.9%	871	836	220	138	307	222	4,801	1,725	4.2%	2.6%	128	91	-2	3

U.S.	77	-3	11.3%	10.3%	5,270	4104	343	338	870	749	6,867	4,939	1.1%	-0.1%	286	145	-1	17
Latin America	35	-9	15.8%	10.5%	47	43	129	103	134	107	198	103	17.7%	-8.7%	38	23	3	1

Insurance Americas	111	-12	11.8%	10.3%	5,317	4147	473	441	1,004	856	7,066	5,042	1.6%	-0.2%	324	168	2	18

Australia & NZ	14	12	21.4%	17.7%	1,056	332	36	29	142	63	1,234	441	1.1%	2.7%	16	11	0	0
Japan	5	-5	11.1%	12.1%	709	608	45	46	116	107	886	821	0.6%	-0.6%	39	14	4	6
South Korea	41	39	22.8%	33.9%	49	141	226	202	231	216	1,106	1,062	3.7%	3.7%	36	8	-20	-7
Taiwan	56	48	20.0%	17.9%	146	72	124	72	139	78	912	679	6.1%	7.1%	32	38	-5	2
Rest of Asia	12	1	10.2%	8.8%	73	40	72	47	79	50	379	261	3.2%	0.4%	27	27	1	7

Insurance Asia/Pacific	128	95	16.8%	16.8%	2,033	1,193	503	396	706	514	4,516	3,264	2.8%	2.9%	151	98	-21	8

Total	440	128	14.3%	13.3%	8,221	6,175	1,196	974	2,018	1,591	16,383	10,031	2.7%	1.3%	603	357	-21	29

Page 22/25

APPENDIX 11: EMBEDDED VALUE OF THE LIFE INSURANCE OPERATIONS
Embedded Value: Insurance

In EUR million	Total 2007	Total 2006	Insurance Europe	Insurance Americas	Insurance Asia/Pacific

Free Surplusboy (FS)	3,781	2,274	7,589	1,170	-4,978
Required Capitalboy (RC)	13,873	13,691	2,826	4,796	6,251
ViFboy	10,064	11,622	5,689	4,305	71

Total EVboy	27,718	27,586	16,103	10,272	1,343

Addition of business / (divested business)	-431	407	-580	5	143
Currency effects	-996	-1,164	77	-1,043	-31
Model Changes	185	92	642	-126	-332

Revised EVboy	26,476	26,921	16,243	9,108	1,124

Value of New Business (VNB)	1,113	807	400	270	442
Financial performance variances	1,172	1,240	1,201	-69	40
Operational performance variances	394	-33	56	271	66
Operating assumption changes	123	-33	125	24	-26

Embedded Value Profit (EV Profit)	2,802	1,981	1,781	498	523

Required Return — return on RC + ViF	1,770	1,716	666	701	403
Investment return on free surplus	470	968	557	10	-97
Discount rate changes	210	-338	35	81	94
Economic Assumption Changes	261	-1,534	275	128	-142
Embedded value of business acquired	472	0	-25	497	0
Capital injections	723	139	135	284	304
Dividends	-6,191	-2,134	-5,512	-673	-5

Subtotal	-2,285	-1,185	-3,869	1,027	557

EVeoy — after capital injection/(dividends)	26,993	27,718	14,156	10,633	2,204

EVeoy — before capital injections/(dividends)	32,460	29,714	19,533	11,022	1,905
RoEV% — before capital injections/(dividends)	21%	10%	20%	16%	69%

Page 23/25

APPENDIX 12: DIRECT IMPACT OF CREDIT AND LIQUIDITY CRISIS
Risk Management: Direct impact of credit and liquidity crisis

		Market value 3Q2007			Change in 4Q007			Market value year-end 2007
					Writedowns,
			% of	Total revaluations	trading losses	Revaluation	Other changes		% of	Total revaluations
			Amortised	through Equity	through P&L	through Equity	to reported		Amortised	through Equity
In EUR million	Business Line	30 Sept. 2007	Cost	(pre-tax)	(pre-tax)	(pre-tax)	holdings[1]	31 Dec. 2007	Cost	(pre-tax)

	Insurance Americas	2,749		-98	-19	-151	-71	2,508		-249
	Wholesale Banking	191		-19	-28	-7	-20	136		-26
	ING Direct	155		-5		-22	-9	124		-27
	Insurance Europe	27		-2		-3	-3	21		-5
	Insurance Asia	6		2		-2	-4	—		0

Total Subprime RMBS		3,128	96.3%	-122	-47	-185	-107	2,789	90.1%	-307

	ING Direct	23,899		-414		-396	61	23,564		-810
	Insurance Americas	2,985		-38		-72	866	3,779		-110
	Wholesale Banking	160		-7		-9	-12	139		-16

Total Alt-A RMBS		27,044	98.3%	-459	0	-477	915	27,482	96.7%	-936

	Wholesale Banking	494		-25	-12	-42	843	1,283		-67
	Insurance Americas	508		-23		-34	5	479		-57
	Insurance Asia	75		-2	-24	-10	37	78		-12
	ING Direct	47					-6	41
	Insurance Europe	11		5		-3	6	14		2

Total CDOs/CLOs		1,135	96.1%	-45	-36	-89	885	1,895	93.4%	-134

Subtotal		31,307		-626	-83	-751	1,693	32,166		-1,377

Other impact
SIVs	Insurance Americas				-16
ABCP	ING Direct				-29
Leveraged Finance	Wholesale Banking				0
Monoline insurers	Wholesale Banking				-66

Total direct impact					-194

[1]	Including FX changes, purchases, sales, redemptions and reclassifications

Page 24/25

APPENDIX 13: ACCOUNTING TREATMENT OF FINANCIAL ASSETS
This appendix summarises the accounting treatment (measurement, fair value changes, impairment) for the most significant classes of financial assets.
Loans and advances to customers, Amounts due from Banks
This class includes lending. These are measured in the balance sheet at amortised cost, which is the initial cost price, minus principal repayments, plus or minus the cumulative amortisation of premiums/ discounts and minus impairments. Loans are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Impairments on loans are recognised through the loan loss provision, which represents the difference between balance sheet value and the estimated recoverable amount. Additions/releases to/from the loan loss provision are reflected in the P&L as risk costs.
Investments — Available for sale
This class includes debt and equity securities (including asset backed securities), which are intended to be held for an indefinite period of time but may be sold before maturity. These securities are measured in the balance sheet at fair value. Changes in fair value are recognised in the revaluation reserve in shareholders’ equity. The revaluation is transferred in full to the P&L upon disposal (realised capital gain/loss) or impairment. Debt securities are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Equity securities are considered impaired if there is a significant and prolonged decline of fair value below cost.
Investments — Held to maturity
This class includes debt securities for which there is an explicit, documented intent and ability to hold to maturity. The accounting treatment is similar to Loans and advances to customers.
Financial assets at fair value through P&L
This class includes trading assets, investments for risk of policyholders, derivatives and assets designated as at fair value through profit and loss. These items (except for derivatives used for cash-flow hedging) are measured in the balance sheet at fair value, with changes in fair value reflected directly in the profit and loss account.
A full description of the accounting policies is included in the Annual Accounts.

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